UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras develops alternatives for Comperj

Rio de Janeiro, December 18, 2019 – Petróleo Brasileiro S.A. – Petrobras reports that it has completed the economic feasibility study regarding the completion of the Comperj refinery construction, together with the Chinese company CNPC and its affiliates, under the agreements to implement the strategic partnership, as disclosed to the market on October 16, 2018.

The study showed that the completion of the refinery construction is not economically attractive and, therefore, in accordance with the agreements, the projects related to the strategic partnership, which also comprised CNPC’s 20% stake in the Marlim cluster (Marlim, Voador, Marlim Sul and Marlim Leste concessions), have been terminated with no deal.

Accordingly, the company’s Board of Directors approved measures to cancel the project and requested a survey of alternatives for the Comperj area, located in Itaboraí, Rio de Janeiro.

Among the alternatives, Petrobras is studying the integration of the Duque de Caxias refinery (REDUC) with some mothballed Comperj units for the production of high quality basic lubricants and fuels from REDUC intermediate products sent for processing at Comperj via pipelines.

The study also includes the possibility of building a thermoelectric plant, in partnership with other investors, using natural gas from the pre-salt.

The implementation of the Integrated Project Rota 3 is maintained, which includes the Rota 3 gas pipeline, the natural gas processing unit (UPGN) and the set of utilities required for its operation that will allow the flow of 21 million m³ of pre-salt gas per day from 2021 on.

Projects under study are in line with the 2020-2024 Strategic Plan, which aims to operate competitively in refining and gas activities and their effective implementation will depend on the completion of feasibility studies.

Petrobras and CNPC will continue to seek new joint business opportunities by strengthening their cooperation, which began in 2013 with the partnership in the Libra area, followed by the acquisition of the Peroba Block (together with BP) in 2017, and recently the exploration and production rights of the surplus volume of the Transfer of Rights Agreement for Búzios Field.

The company’s decision is aligned with Petrobras’ ongoing portfolio optimization and better capital allocation to maximize value for its shareholders.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer